

December 16, 2008

Mail Stop 7010

<u>**Via U.S. mail**</u>

Dr. Kiril A. Pandelisev
Chief Executive Officer and Chairman of the Board
CRC Crystal Research Corporation
4952 East Encanto Street
Mesa, Arizona 85205

Re: **CRC Crystal Research Corporation
Registration Statement on Form S-1 Amendment No.4
Filed on: December 9, 2008
File No.: 333-151309**

Dear Mr. Pandelisev:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>
<u>Plan of Operation, page 31</u>

    <u>Expansion, page 34</u>

1. We note your response and revised disclosure in response to comment 2 of our December 2, 2008 letter.

- Please clarify the total number of shares issuable pursuant to the agreement with Connor & Kirk Capital, LLC. We note that your disclosure contains two different share numbers: 5,500,000 and 5,454,545.

- Please explain <u>in the filing</u> the intended meaning of the term "market conditions". We note your response to bullet point #2 of our comment 2.

Further elaborate on Connor & Kirk Capital, LLC's ability to raise the necessary funds to purchase your shares of common stock.

- Please revise your disclosure to address in full our prior comment 2, and in particular, the comment raised in bullet point #3 regarding the lack of "Restriction on Stock".

Director Compensation, page 41

2. It remains unclear why you are disclosing the employee-directors' compensation in the director compensation table. As indicated in comment 5 of our December 2, 2008, please revise your tables to disclose compensation information in accordance with Items 402(n) and 402(r) of Regulation S-K.

Items 16. Exhibits

3. Please revise footnotes (2) and (3) to the exhibit index to indicate that some of the exhibits have been "previously filed" and not incorporated by reference.

Exhibit 5 – Opinion of Thomas Cook, Esq.

4. Please have counsel revise the last sentence of paragraph #1 of the legal opinion to state that the shares covered by the registration statement are legally issued, fully paid and nonassessable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Green, Staff Accountant at (202) 551-3733 or Lisa Haynes, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Joseph Lambert Pittera, Esq. (via facsimile @ (310) 328-3063)
       Law Offices of Joseph Lambert Pittera
       2214 Torrance Boulevard
       Torrance, California 90501